UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

1347 Property Insurance Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

68244P107
(CUSIP Number)

CHRISTOPHER S. KIPER
LEGION PARTNERS ASSET MANAGEMENT, LLC
9401 Wilshire Blvd, Suite 705
Beverly Hills, CA 90212
(310) 729-8588

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 68244P107

1	NAME OF REPORTING PERSON Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 504,443
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 504,443
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 504,443
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 68244P107

1	NAME OF REPORTING PERSON Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 58,305
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 58,305
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,305
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 68244P107

1	NAME OF REPORTING PERSON Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 562,748
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 562,748
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 562,748
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 68244P107

1	NAME OF REPORTING PERSON Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 562,748
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 562,748
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 562,748
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 68244P107

1	NAME OF REPORTING PERSON Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 562,748
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 562,748
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 562,748
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 68244P107

1	NAME OF REPORTING PERSON Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 562,748
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 562,748
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 562,748
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 68244P107

1	NAME OF REPORTING PERSON Bradley S. Vizi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 562,748
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 562,748
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 562,748
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 68244P107

1	NAME OF REPORTING PERSON Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 562,748
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 562,748
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 562,748
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 68244P107

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:

(i)	Legion Partners, L.P. I, a Delaware limited partnership (“Legion Partners I”);

(ii)	Legion Partners, L.P. II, a Delaware limited partnership (“Legion Partners II”);

(iii)	Legion Partners, LLC, a Delaware limited liability company (“Legion Partners LLC”), which serves as the general partner of each of Legion Partners I and Legion Partners II;

(iv)
Legion Partners Asset Management, LLC, a Delaware limited liability company (“Legion Partners Asset Management”), which serves as the investment advisor of each of Legion Partners I and Legion Partners II;

(v)
Legion Partners Holdings, LLC, a Delaware limited liability company (“Legion Partners Holdings”), which serves as the sole member of Legion Partners Asset Management and managing member of Legion Partners LLC;

(vi)	Christopher S. Kiper, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings;

(vii)	Bradley S. Vizi, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings; and

(viii)	Raymond White, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 9401 Wilshire Boulevard, Suite 705, Beverly Hills, California 90212.

(c)           The principal business of Legion Partners I is investing in securities. The principal business of Legion Partners II is investing in securities. The principal business of Legion Partners LLC is serving as the general partner of each of Legion Partners I and Legion Partners II.  The principal business of Legion Partners Asset Management is managing investments in securities and serving as the investment advisor of each of Legion Partners I and Legion Partners II.  The principal business of Legion Partners Holdings is serving as the sole member of Legion Partners Asset Management and managing member of Legion Partners LLC.  The principal occupation of each of Messrs. Kiper, Vizi and White is serving as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings.

CUSIP NO. 68244P107

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Kiper, Vizi and White are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Legion Partners I and Legion Partners II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.  The aggregate purchase price of the 504,443 Shares owned directly by Legion Partners I is approximately $4,121,877, including brokerage commissions.  The aggregate purchase price of the 58,305 Shares owned directly by Legion Partners II is approximately $495,252, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 6,358,125 Shares outstanding as of June 13, 2014, which is the total number of Shares outstanding as reported in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 13, 2014.

A.	Legion Partners I

(a)	As of the close of business on the date hereof, Legion Partners I beneficially owned 504,443 Shares.

Percentage: Approximately 7.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 504,443
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 504,443

(c)	The transactions in the Shares by Legion Partners I since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Legion Partners II

(a)	As of the close of business on the date hereof, Legion Partners II beneficially owned 58,305 Shares.

CUSIP NO. 68244P107

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 58,305
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 58,305

(c)	The transactions in the Shares by Legion Partners II since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Legion Partners LLC

(a)
Legion Partners LLC, as the general partner of each of Legion Partners I and Legion Partners II, may be deemed the beneficial owner of the (i) 504,443 Shares owned by Legion Partners I and (ii) 58,305 Shares owned by Legion Partners II.

Percentage: Approximately 8.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 562,748
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 562,748

(c)
Legion Partners LLC has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by each of Legion Partners I and Legion Partners II since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Legion Partners Asset Management

(a)
Legion Partners Asset Management, as the investment advisor of each of Legion Partners I and Legion Partners II, may be deemed the beneficial owner of the (i) 504,443 Shares owned by Legion Partners I and (ii) 58,305 Shares owned by Legion Partners II.

Percentage: Approximately 8.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 562,748
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 562,748

(c)
Legion Partners Asset Management has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by each of Legion Partners I and Legion Partners II since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	Legion Partners Holdings

(a)
Legion Partners Holdings, as the sole member of Legion Partners Asset Management and managing member of Legion Partners LLC, may be deemed the beneficial owner of the (i) 504,443 Shares owned by Legion Partners I and (ii) 58,305 Shares owned by Legion Partners II.

CUSIP NO. 68244P107

Percentage: Approximately 8.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 562,748
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 562,748

(c)
Legion Partners Holdings has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by each of Legion Partners I and Legion Partners II since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Messrs. Kiper, Vizi and White

(a)
Each of Messrs. Kiper, Vizi and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 504,443 Shares owned by Legion Partners I and (ii) 58,305 Shares owned by Legion Partners II.

Percentage: Approximately 8.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 562,748
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 562,748

(c)
None of Messrs. Kiper, Vizi or White has entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by each of Legion Partners I and Legion Partners II since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Amendment No. 1 to the Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 5, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 68244P107

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Joint Filing Agreement by and among Legion Partners, L.P. I, Legion Partners, L.P. II, Legion Partners, LLC, Legion Partners Asset Management, LLC, Legion Partners Holdings, LLC, Christopher S. Kiper, Bradley S. Vizi and Raymond White, dated August 5, 2014.

CUSIP NO. 68244P107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 5, 2014

Legion Partners, L.P. I

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

CUSIP NO. 68244P107

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Bradley S. Vizi
Bradley S. Vizi

/s/ Raymond White
Raymond White

CUSIP NO. 68244P107

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

LEGION PARTNERS, L.P. I

5,211	8.48	06/24/2014
1,062	8.48	06/25/2014
11,496	8.49	07/29/2014
14,687	8.50	07/31/2014
6,129	8.50	08/04/2014
6,589	8.48	08/05/2014

LEGION PARTNERS, L.P. II

42,078	8.49	08/01/2014
14,697	8.45	08/04/2014
738	8.50	08/04/2014
792	8.48	08/05/2014